

September 20, 2011

<u>Via E-mail</u>
Steve Filton
Chief Financial Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

> **Re: Universal Health Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **File No. 001-10765**

Dear Mr. Filton:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Jennifer Riegel for

　　　　　　　　　　Jeffrey Riedler
　　　　　　　　　　Assistant Director